

May 11, 2018

Barry M. Abelson, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103

>   **Re:**   **Destination Maternity Corporation**
>   **Definitive Additional Soliciting Materials on Schedule 14A**
>   **Filed May 7, 2018**
>   **File No. 0-21196**

Dear Mr. Abelson:

We note your response to our May 8, 2018 letter regarding the above filing and have the following additional comments.

1.   We note your response to prior comment one. Along with the disclosures you intend to provide in slide 38, please include a statement that a reconciliation to the most directly comparable GAAP measure is not practicable without unreasonable effort.

2.   Slide 31 indicates that on March 14, 2018, Mr. Miller made an investment proposal that would have resulted in ownership of 53.1% of the Company to third-party investors. We note similar disclosure on page 2 of the Company's definitive proxy statement filed on April 23, 2018. We also note disclosure in the definitive proxy statement filed by Miller and O'Malley on April 30, 2018 that indicates that the terms of Mr. Miller's proposal reflected ownership of 49.9% of the Company. Furthermore, it is our understanding that Mr. Miller communicated to the Company's financial advisor that Mr. Miller's proposal intended to reflect minority ownership of the Company for such investors. With a view towards improved disclosure, please advise what consideration the Company gave to providing additional detail and context to the referenced statement on slide 31 to clarify the difference between the intent of the proposal and what the Company considered to be the actual result of such proposal and whether, to the Company's knowledge, it was aware that Mr. Miller had offered to revise such proposal to ensure that the result would be ownership of 49.9% and not the 53.1% cited in your disclosure.

3.   Slide 32 indicates that none of the Miller Group's Nominees "have ever spoken or communicated with management." It is our understanding that Ms. Ryan corresponded with interim CEO Melissa Paynor-Gregor via email and also met directly with Ms. Paynor-Gregor and former CEO Allen Weinstein. Please advise or revise. In addition, please consider revising such disclosure to eliminate the implication that the Miller Group's Nominees did not participate in any discussions with the Company given our

understanding that such nominees did in fact communicate with the Board, including Ms. Ryan's meetings and email correspondence with Mr. Erdos and Ms. Ryan's email and telephone correspondence with Michael Blitzer.

4.   Slide 33 includes the statement that "it is clear that Miller and O'Malley (who **ARE NOT** nominees) intend to exercise control over their "independent" Nominees." Such statement appears to impugn the character, integrity and personal reputation of the Miller Group's Nominees without adequate factual foundation. We do not consider as adequate support for such disclosure the statement that "[g]iven the similarities in the "Roadmap" and "turnaround plan" with the Miller and O'Malley presentation in January 2018…" Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the Company is unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions